Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

(Response to employee shareholder inquiry)

I appreciate your concern about the strategic and financial impact of our MCI acquisition and how this might affect our stock price.

First and foremost, MCI is a very compelling strategic fit for Verizon. Our complementary assets will allow us to better serve Enterprise customers—and, as you know, this is a key growth market for us now and in the future. So this acquisition is a prudent extension of our existing strategy to build our Enterprise business and allows us to continue our transformation to become a broadband company.

Regarding timing, you should know that we’ve been monitoring industry developments for some time and have assessed virtually every major option. Far from being a move in reaction to SBC/AT&T, this MCI transaction had been in motion months before rumors of an SBC/AT&T deal. For us, the fit with MCI was better for our shareholders, customers and employees than any other opportunity we considered. This opportunity not only fills a focused strategic need, it is also a relatively small acquisition for a company the size of Verizon. This allows us to maintain the strength of our balance sheet, giving us the financial flexibility to consider additional strategic moves as they make sense.

Finally, this transaction is part of a continuing evolution of the telecom industry that is driven by customers and technology. This evolution has already had an impact on the stock price of all companies in the industry, and it has devastated those companies that have failed to adapt. By transforming our business, Verizon has emerged as a leader in a new industry, with new competitors, based on new technologies. In this new environment, a company can best build shareowner value by maintaining a strong balance sheet, managing its own destiny and anticipating the needs of the marketplace. This transaction does all three.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.